Exhibit 1

MTS Announces Second Quarter 2016 Financial Results

- Return to Operating Profitability during the second quarter of 2016 -

Ra’anana, Israel / River Edge, NJ, USA – August 11, 2016 – Mer Telemanagement Solutions Ltd. (MTS or the Company) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising and telecommunications management, today announced its financial results for the second quarter of 2016.

MTS’s revenues for the second quarter of 2016 totaled $3.4 million, compared with $4.8 million in the second quarter of 2015 and $3.3 million in the first quarter of 2016. On a GAAP basis, the Company recorded a net loss for the second quarter of $(22,000), or $(0.00) per diluted share, compared with a net loss of $(248,000), or $(0.03) per diluted share, in the second quarter of 2015, and a net loss of ($224,000) or ($0.03) per diluted share in the first quarter of 2016. On a non-GAAP basis (as described and reconciled below), the Company posted net income for the second quarter of $262,000, or $0.03 per diluted share, compared with net income of $409,000, or $0.05 per diluted share, for the second quarter of 2015.

Revenues for the six months ended June 30, 2016 were $6.7 million compared with $6.6 million for the comparable period in 2015. Net loss for the six months ended June 30, 2016 was $(246,000) or ($0.03) per diluted share, compared with a net loss of $(475,000) or ($0.08) per diluted share in the comparable period in 2015. On a non-GAAP basis (as described and reconciled below), net income for the six months ended June 30, 2016 was $294,000 or $0.04 per diluted share, compared with net income of $278,000, or $0.04 per diluted share, for the comparable period in 2015.

Commenting on the results, Orey Gilliam, Chief Executive of MTS, said, “We saw an improvement in our financial results as we continue to invest in our technology to enhance our position in our markets.

“As in previous quarters, we invested in advertising technology in the second quarter and moved forward with our plan to establish Vexigo as a leader in the Video Advertising space. We are pleased to report increased video advertising activity and growing business around Vexigo’s Visualizr, its mobile content aggregation and monetization solution. Our current focus is to build out Vexigo’s products and technology.

“The telecommunications side of our business continues to exhibit good performance, and we have added several new TEM and cloud customers with long-term contracts. We are currently working on enhancing our product lines and are exploring additional technology expense management opportunities with our partners and customers to address their evolving needs.” concluded Gilliam.

As previously announced, during the first quarter, Vexigo’s former shareholders (who are now shareholders of MTS), agreed to extend the schedule of outstanding payments due them in order to improve the Company’s working capital. On May 16, 2016, the Company’s shareholders approved a $700,000 equity investment in the Company by the former Vexigo shareholders, two additional members of the Company’s Board and the Company’s then acting CEO. Soon after the investment was completed, the Company repaid $500,000 of the sum due to the former Vexigo Shareholders.

In accordance with standard industry accounting policies, the Company accounts for a portion of the Video Advertising revenues and cost of revenues derived from third-party arrangements on a net basis. If these revenues had been presented on a gross basis, Video Advertising revenues and cost of revenues would have increased by approximately $2.8 million in the second quarter of 2016 and $4.9 million for the six months ended June 30, 2016, while gross profit would have remained unchanged. If such revenues and cost of revenues were presented on a gross basis this would increase both Video Advertising revenues and cost of revenues by $305 thousand for the six month period ended June 30, 2015 after the acquisition of Vexigo on April 1, 2015, with no change to gross profit.

Non-GAAP Financial Measures

This release includes revenues, cost of revenues, net income and basic and diluted earnings per share calculated on a non-GAAP basis. The non-GAAP revenues and cost of revenues measures include revenues and cost of revenues associated with third-party arrangements and the other non-GAAP measures exclude the following items:

•	M&A expenses related to the Vexigo acquisition
•	Amortization of intangible assets, net of tax effects
•	Stock-based compensation expenses

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends that relate to the Company's operating results and cash generation capabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and differ from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. To achieve an accurate overall picture of the Company’s results of operations, MTS advises the reader to consider the non-GAAP financial measures in conjunction with their corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and Telecommunications Management solutions and services.

MTS’s subsidiary, Vexigo (www.vexigo.com), develops highly sophisticated video advertising solutions for online and mobile platforms, and uses them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,405	$3,444
Restricted cash	475	231
Restricted marketable securities	136	134
Trade receivables, net	4,286	4,485
Other accounts receivable and prepaid expenses	194	103

Total current assets	8,496	8,397

LONG-TERM ASSETS:
Severance pay fund	712	668

PROPERTY AND EQUIPMENT, NET	185	160

OTHER ASSETS:
Goodwill	8,298	8,298
Other intangible assets, net	4,249	4,461

Total other assets	12,547	12,759

Total assets	$21,940	$21,984

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,318	$3,297
Deferred revenues	1,967	1,826
Accrued expenses and other liabilities	2,524	2,205
Liabilities related to Vexigo acquisition	1,400	1,300
Liabilities of discontinued operations	105	105

Total current liabilities	9,314	8,733

LONG-TERM LIABILITIES
Accrued severance pay	875	798
Liabilities related to Vexigo acquisition	4,411	5,624
Deferred tax liability (*)	615	680

Total long-term liabilities	5,901	7,102

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	23	21
Additional paid-in capital	26,468	25,648
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(8)	(8)
Accumulated deficit	(19,729)	(19,483)

Total shareholders' equity	6,725	6,149

Total liabilities and shareholders' equity	$21,940	$21,984

(*) Reclassified

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
Revenues:
Services	$2,909	$2,682	$1,478	$1,334
Product sales	608	880	405	395
Video Advertising	3,214	3,088	1,504	3,088

Total revenues	6,731	6,650	3,387	4,817

Cost of revenues:
Services	1,399	1,200	698	706
Product sales	287	259	143	144
Video Advertising	1,315	1,896	535	1,896

Total cost of revenues	3,001	3,355	1,376	2,746

Gross profit	3,730	3,295	2,011	2,071

Operating expenses:
Research and development	1,092	764	573	482
Selling and marketing	1,128	1,064	551	503
General and administrative	1,681	1,936	841	1,256

Total operating expenses	3,901	3,764	1,965	2,241

Operating profit (loss)	(171)	(469)	46	(170)
Financial income (expenses), net	6	51	(28)	28

Income (loss) before taxes on income	(165)	(418)	18	(142)
Taxes on income	81	99	40	99

Net loss from continuing operations	(246)	(517)	(22)	(241)
Net income (loss) from discontinued operations	-	42	-	(7)

Net loss	$(246)	$(475)	$(22)	$(248)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.03)	$(0.08)	$(0.00)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,119,776	6,300,720	8,353,207	7,929,658

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2016	2015	2016	2015
GAAP revenues	6,731	6,650	3,387	4,817
Net basis adjustment of Video Advertising revenues	4,866	305	2,817	305

Non-GAAP Revenues	11,597	6,955	6,204	5,122

GAAP Cost of revenues	3,001	3,355	1,376	2,746
Net basis adjustment of Video Advertising cost of revenues	4,866	305	2,817	305

Non-GAAP Cost of Revenues	7,867	3,660	4,193	3,051

GAAP net loss	(246)	(475)	(22)	(248)
M&A expenses related to the acquisition of Vexigo Ltd.	-	424	-	389
Stock-based compensation expenses	122	54	75	35
Amortization of intangible assets	418	275	209	233

Non-GAAP net income	$294	$278	$262	$409

Net loss per share:

GAAP basic and diluted net loss per ordinary share	$(0.03)	$(0.08)	$(0.00)	$(0.03)

Non-GAAP basic and diluted net income per ordinary share	$0.04	$0.04	$0.03	$0.05

Weighted average number of ordinary shares used in computing non-GAAP basic net income per share	8,119,776	6,300,720	8,353,207	7,929,658

Weighted average number of ordinary shares used in computing non-GAAP diluted net income per share	8,119,776	6,358,406	8,353,207	8,013,350